Release And
Employment Termination Agreement

THIS RELEASE AND EMPLOYMENT TERMINATION AGREEMENT (hereinafter referred to as the "Agreement") is entered into this 14th day of March 2006, by and between William Heil, an individual, residing at _________________________________ ("Heil"), and WebEx Communications, Inc., 3979 Freedom Circle, Santa Clara, California 95054 (“WebEx”).

RECITALS

Whereas, Heil is a current employee of WebEx;

Whereas, WebEx and Heil have mutually agreed to terminate their employer-employee relationship all as more fully set forth herein;

 Whereas, WebEx has agreed to continue Heil’s employment through the Termination Date and to pay Heil severance payments as specified below in consideration of the releases provided herein;

Whereas, Heil has twenty-one (21) days from the date of receipt of this Agreement (which was received by Heil on February 21, 2006) in which to sign this Agreement (i.e. until and including March 14, 2006) and once signed, has seven (7) days within which to rescind his acceptance of this Agreement (up to March 21, 2006) (“the Period for Rescission”) and

Whereas, Heil is advised that he should seek legal advice before signing this Agreement,

Now, Therefore, based upon the mutual covenants and promises contained herein, the parties agree as follows:

AGREEMENT

1.	Termination of Employment. The parties agree to terminate their employer-employee relationship effective April 30, 2006 (“Termination Date”) as follows:

a)
Active Duty. Heil will perform services as requested by the CEO and will assist, as requested, in the transition of his responsibilities in a professional manner, up through the Termination Date. Heil will remain subject to the policies of the Company, including but not limited to, the Company’s Code of Conduct up through the Termination Date. Heil acknowledges and agrees that he has been providing and will be available to provide services to the Company or has been taking and will take vacation days on the business days that he is not available to provide services, up through the Termination Date.

b)
Business Advisory Board. Heil will become a member of WebEx’s Business Advisory Board (“BAB”) commencing May 1, 2006. WebEx will update its web page regarding the BAB to reflect Heil’s membership. WebEx will provide Heil with a WebEx email address and business cards during his tenure on the BAB. Either party may elect to discontinue Heil’s membership on the BAB at any time on or after January 1, 2007. Until the later of (i) termination of Heil’s membership on the BAB or (ii) 3 years after his termination from WebEx, Heil will be allowed free access to certain WebEx services for personal and community service and to promote WebEx services to other potential partners and customers of WebEx. Such services will include initially WebOffice, PCNow, MeetMeNow and upon its release, an AIMPro account. The services to which Heil has access may be modified over time based on discontinuance or replacement of services. Notwithstanding the foregoing, this free service access will be terminated in the event Heil commences employment with a competitor of WebEx.

c)
Payment of Compensation and Benefits. On the Termination Date, Heil shall be entitled to (i) base salary due up through the Termination Date, less applicable federal and state withholdings, and (ii) accrued and unused vacation earned by Heil through the Termination Date. In addition, WebEx will pay Heil his Q1 2006 bonus under the 2006 Executive Bonus Plan at the time it is paid to other Core Staff members.

d)
Severance Payment. As consideration for the releases set forth herein and subject to the provisions of this Agreement, upon expiration of the Period of Rescission, the Company shall pay Heil a severance payment of $300,000, subject to all applicable withholdings and deductions required by federal and state law. This is equivalent to 9 months of base pay plus 50% of 9 months of variable compensation. In addition, the Company will pay COBRA payments to provide medical coverage for Heil and his immediate family until the earlier of: (a) eight months after the Termination Date, or (b) when Heil obtains medical coverage from another employer. Heil acknowledges that he would not be entitled to receive the compensation referred to in this Section 1(d) (collectively, the “Severance Payment”) absent this Agreement. Payment of the Severance Payment shall be subject to and on condition that, as of the date of the payment, Heil shall be in compliance with all material terms of this Agreement. Heil’s failure to sign and deliver this Agreement on or before March 14, 2006 and/or rescission of this Agreement prior to the end of the Period for Rescission shall result in a forfeiture of the Severance Payment and shall not alter the effective date of the termination of Heil’s employment with WebEx. Delivery of this Agreement to Heil shall be deemed to satisfy any notice requirement to which he is legally entitled prior to termination of employment.

2.
In consideration of the Severance Payment provided to Heil by WebEx herein, (the “Consideration”), Heil hereby releases and forever discharges WebEx and all its corporate parents, subsidiaries, affiliates and their respective past and present directors, managers, officers, agents, employees, attorneys, successors, assigns and each of them, separately and collectively (hereinafter collectively referred to as "Releasees"), from:

a)
any and all claims, liens, demands, causes of action, obligations, damages and liabilities of any nature whatsoever, known or unknown, that Heil has had in the past or now has, or will have in the future against Releasees, related to his employment at WebEx, including without limitation (i) any and all claims under statutory or decisional law pertain-ing to wrongful discharge, breach of contract, discrimination, harassment, retaliation, or breach of public policy; (ii) any and all claims under the federal Americans with Disabilities Act, Age Discrimination in Employment Act and Title VII which proscribes discrimination based on race, gender, and national origin; and (iii) any other claims arising under or related to state law, including but not limited to Labor Code section 132a. The foregoing release applies to any and all claims now in existence or which may arise in the future as a result of the termination of Heil’s employment in accordance with the terms of this Agreement. Heil expressly understands and acknowledges that it is possible that unknown losses or claims exist or that present losses may have been underestimated in amount or severity, and Heil explicitly took that into account in determining the amount of consideration to be paid for the giving of the release under this Agreement, and a portion of said consideration, having been bargained for between the parties with the knowledge of the possibility of such unknown claims, was given in exchange for a full accord, satisfaction and discharge of all such claims. Consequently, Heil expressly waives all rights under California Civil Code Section 1542, which provides that:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

3.	Heil understands that this Agreement includes all claims for costs, expenses and attorney's fees, taxable or otherwise, incurred by him.

4.	Heil acknowledges that Releasees deny any liability to Heil, and that the payment of the Consideration is not an admission of wrongdoing by Releasees.

5.
Heil warrants that to the best of his knowledge no other person or entity has claimed or now claims any interest in the subject of this Agreement, and that he has the sole right and exclusive authority to execute this Agreement and to

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receive the aforesaid Consideration and that he has not sold, assigned or otherwise set over to any other person or entity, any claim which he has released herein.

6.
Heil acknowledges and agrees (except as expressly provided herein) to promptly return all materials, equipment, supplies, including without limitation, any computer hardware, software, office equipments, faxes, modems, cell phones, electronic devices, building pass keys, office supplies and such other materials furnished and/or purchased by WebEx in connection with Heil’s employment with WebEx. Failure to deliver such materials within five (5) days of the Termination Date, shall entitle WebEx to deduct such applicable dollar amounts from the payments to be made to Heil under this Agreement. Heil agrees and acknowledges that such deductions may be made by WebEx, notwithstanding anything contained herein or any other agreement to the contrary.

7.
Any dispute arising out of or relating to the terms of this Agreement shall be decided through submission to binding arbitration in Santa Clara County before a single arbitrator appointed pursuant to the rules of the Code of Civil Procedure. The prevailing party in any such arbitration shall be entitled to reasonable costs and attorneys' fees as a part of any arbitration award.

8.	This Agreement shall be binding upon and for the benefit of the parties hereto and their respective heirs, executors, administrators, successors, devisees and assigns.

9.
Heil warrants that no promise, inducement or agreement not expressed herein has been made in connection with this Agreement, and that this Agreement constitutes the entire agreement between the parties herein named. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to alter the terms of any written stock option agreement signed by the parties, any WebEx Stock Option Plan applicable to Heil, or the Employee Proprietary Information and Inventions Agreement between Heil and WebEx.

10.
As further consideration of the premises and promises contained herein, Heil further agrees for a period ending one year from the Termination Date, not to solicit any of WebEx’s customers in connection with a business which is a competitor of WebEx at the time of the solicitation or to solicit any of WebEx’s employees.  Notwithstanding anything contained herein to the contrary, failure on the part of Heil to act in accordance with this provision shall entitle WebEx to seek all applicable legal relief, including injunctive relief, and seek recovery of all reasonable costs associated with same, including without limitation, attorneys fees.

11.        Heil agrees not to disparage WebEx and its officers, directors, employees, shareholders and agents, in any manner likely to be harmful to them or their business, business reputation or personal reputation; and WebEx agrees not to disparage Heil in any manner likely to be harmful to Heil or his business, business reputation or personal reputation.  Notwithstanding anything else in this paragraph, both WebEx and Heil may respond accurately and fully to any inquiry or request for information if required by legal process.

12.
Heil understands and agrees that the terms of this Agreement constitute confidential information of WebEx and Heil will not disclose the terms of this Agreement to any other person, provided, however, that Heil may disclose the date of termination of his employment with WebEx, and may disclose the terms of this agreement to his spouse, accountants, tax advisors and lawyers.

13.
It is expressly understood and agreed that this Agreement may not be altered, amended, modified or otherwise changed in any respect whatsoever except by a writing duly executed by Authorized representatives of the parties thereto. The parties hereby agree and acknowledge that they will make no claim at any time or place that this Agreement has been orally altered or modified or otherwise changed by oral communication of any kind or character.

14.
Should any provision of this Agreement be held invalid or illegal, such invalidity or illegality shall not invalidate the whole of this agreement, but, rather, the Agreement shall be construed as if it did not contain the invalid or illegal part, and the rights and obligations of the parties shall be construed and enforced accordingly.

15.	This Agreement shall be construed and enforced pursuant to the laws of the State of California.

16.	This Agreement may be executed in duplicate originals, each of which is equally admissible in evidence.

BY SIGNING THIS AGREEMENT, I (William Heil) ACKNOWLEDGE THAT I HAVE BEEN ADVISED OF MY RIGHT TO SEEK COUNSEL, MY RIGHT TO HAVE 21 DAYS IN WHICH TO CONSIDER THE TERMS AND CONDITIONS STATED HEREIN, AND MY RIGHT TO RESCIND MY DECISION TO SIGN WITHIN 7 DAYS OF MY SIGNING THIS DOCUMENT. HAVING BEEN SO ADVISED, I ACKNOWLEDGE AND AGREE THAT MY SIGNATURE ATTESTS TO MY WAIVER OR MY ACKNOWLEDGEMENT REGARDING SATISFACTORY COMPLIANCE OF SAME.

WILLIAM HEIL	WEBEX COMMUNICATIONS, INC.

/s/ William Heil	/s/ David Farrington

Name William Heil Title Date: 3/14/06	Name: David Farrington Title: General Counsel Date: 3/14/06